Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-2225	E-mail Address eswedenburg@stblaw.com

December 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Sirius XM Holdings Inc.
Amendment No. 2 to
Registration Statement on Form S-4
Filed December 14, 2018
File No. 333-228088

Dear Mr. Shainess:

This letter sets forth Sirius XM Holdings Inc.’s (“Sirius XM”) responses to the comment letter, dated December 18, 2018 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) relating to Amendment No. 2 to Sirius XM’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2018 (File No. 333-228088) (the “Registration Statement”). In connection with this letter, Sirius XM is filing a third amendment to the Registration Statement (“Amendment No. 3”) on the date hereof.

Set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of Sirius XM with respect thereto. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information
Note 2 - Estimated Consideration and Pro Forma Purchase Price Allocation, page 119

1.	In your table on page 120 demonstrating the impact of a 10% change in the price per share of Sirius XM common stock, it appears that the column titled “estimated consideration” represents only the estimated consideration of Sirius XM common stock and replacement equity awards for pre-combination service rather than total estimated consideration for the transactions. If true, please revise both the heading title and amounts presented to reflect total estimated consideration.

Response: Sirius XM has revised the Registration Statement in response to the Staff’s comment. Please see page 120 of Amendment No. 3.

Please note that Sirius XM has included certain changes in Amendment No. 3 other than those in response to the Staff’s comment.

Furthermore, on behalf of Sirius XM and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective at 4:30 p.m., Eastern Time, on December 20, 2018, or as soon thereafter as is practicable.

Please contact Eric Swedenburg (212-455-2225) or Ravi Purushotham (212-455-2627) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request. In addition, please notify Mr. Swedenburg or Mr. Purushotham by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP